Exhibit 99.1

VisionChina Media Terminates Transaction Selling Equity Interest in Its Subway Mobile TV Advertising Business

BEIJING, Feb. 27, 2017 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), China's largest out-of-home digital television and advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today announced that it has reached an agreement (the "Termination Agreement") with Ledman Optoelectronic Co., Ltd. ("Ledman") to terminate the equity transfer agreement (the "Equity Transfer Agreement") relating to 49% equity interest in VisionChina New Culture Media Co., Ltd. ("New Culture"), a company that operates mobile TV advertising business on subway. The termination was due to the parties' disagreement over the operating management philosophy for New Culture.

Pursuant to the Equity Transfer Agreement, the Company previously received transaction proceeds of RMB61.0 million in cash and RMB321.2 million in the form of 17,085,100 shares of Ledman, valued at RMB18.8 per share and representing 4.88% of total outstanding shares of Ledman. Pursuant to the Termination Agreement, the Company will regain the 49% equity interest in New Culture from Ledman. In return, the Company will repay Ledman the RMB61.0 million cash consideration, with interest equivalent to that earned in a bank deposit for the same duration, in three installments, with the last installment to be made by August 31, 2017. In addition, the Company will repay RMB321.2 million in cash over the next three years by selling the 17,085,100 shares of Ledman, which have been pledged as collateral for the Company's obligations under the Termination Agreement. If the cash proceeds of selling shares exceed RMB321.2 million, the Company shall share 50% of the exceeding amount with Ledman.

The Company is actively seeking potential purchasers of such equity interest. The Company is also exploring other ways to improve its liquidity position.

For further details of the Termination Agreement, please refer to public announcements made by Ledman, which are available at www.szse.cn, the official website of the Shenzhen Stock Exchange.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2016, VisionChina Media's advertising network included approximately 58,365 digital television displays on mass transportation systems in 14 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming.

In addition, VisionChina Media, through its consolidated affiliate Qianhai Mobile, has secured exclusive concession rights for bus Wi-Fi services in 25 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on over 35,000 buses under the brand name "VIFI," spanning over 15 million commuters and providing over 6 million Wi-Fi service sessions per day.

For more information, please visit http://www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86 134-2090-9426
E-mail: shuning.yi@visionchina.cn

Mr. Ross Warner
The Piacente Group, Inc.
Tel: +86 (10) 5730-6200
E-mail: visionchina@tpg-ir.com

In the United States:
Mr. Alan Wang
The Piacente Group, Inc.
Tel: +1 212-481-2050
E-mail: visionchina@tpg-ir.com